FORM 11-K


(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 - FEE REQUIRED
     For the fiscal year ended December 31, 1994

                                    OR

( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 - NO FEE REQUIRED
     For the transition period from               to
                     Commission File Number

     A. Full title of the plan and the address of the plan, if different from that of issuer named below:

               LINCOLN NATIONAL CORPORATION
               1993 STOCK PLAN FOR NON-EMPLOYEE DIRECTORS

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               Lincoln National Corporation
               200 East Berry Street
               Fort Wayne, Indiana 46802


                           REQUIRED INFORMATION

Because the Lincoln National Corporation 1993 Stock Plan for Non-
Employee Directors is an unfunded plan, no plan financial statements or schedules are maintained. Accordingly, no financial statements or schedules are filed with this Annual
Report.

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         LINCOLN NATIONAL CORPORATION
                         1993 STOCK PLAN FOR NON-EMPLOYEE
                         DIRECTORS

                         By:  /s/ John M. Pietruski
                              John M. Pietruski, Chairman
                              LNC Compensation Committee

March 15, 1995